Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500
F: +1 212 262 1910
www.mayerbrown.com
October 3, 2018

VIA EDGAR

Ms. Keira Nakada
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:                             Adaptimmune Therapeutics plc

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 15, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 2, 2018

File No. 001-37368

Dear Ms. Nakada,

I appreciated the opportunity to speak with you today on behalf of our client Adaptimmune Therapeutics plc (the “Company”) in connection with the comment letter dated September 28, 2018 (the “Comment Letter”) relating to the Securities and Exchange Commission’s (the “Commission”) review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018.  The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the staff of when the Company would provide a response.  As requested, this is a brief note to indicate that the Company intends to respond to the comments by October 29, 2018.

As we discussed, the preparation of a response to this Comment Letter involves a number of the Company’s business, financial and legal personnel, as well as members of the audit team of KPMG LLP, the Company’s independent registered public accounting firm. Arranging for this involvement in order to meet the requested deadline would be difficult especially around the end of the September 30, 2018 fiscal quarter and the accounting and financial reporting activities relating to the quarter end.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

You can reach me at (212) 506-2551. Please do not hesitate to contact me if you have any questions or if we can be of further assistance at this time. Thank you very much for your courtesy and cooperation in this matter.

Yours sincerely,

/s/ David S. Bakst

David S. Bakst

cc:                                Mr. Frank Wyman, Securities and Exchange Commission
Mr. Adrian Rawcliffe - Chief Financial Officer, Adaptimmune Therapeutics plc
Ms. Margaret Henry — Corporate Secretary, Adaptimmune Therapeutics plc